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                      [Letterhead of Dorsey & Whitney LLP]


                                                        THEODORE C. CADWELL, JR.
                                                                         Partner
                                                                  (612) 343-2160
                                                              FAX (612) 340-8738
                                                          cadwell.ted@dorsey.com

                                 August 10, 2006

                                                                       VIA EDGAR
Ms. Peggy A. Fisher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

    Re:  ATS Medical, Inc.
         Amendment No. 2 to Registration Statement on Form S-4
         Filed April 18, 2006
         File No. 333-133341

Dear Ms. Fisher:

      On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), we transmit herewith for filing via EDGAR Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-4. The enclosed Amendment No. 2 has been marked to show changes from Amendment No. 1 to the Company's Registration Statement on Form S-4, which was filed on July 20, 2006.

      This letter responds to comments 1-3 received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated August 7, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

Security Ownership of Certain Beneficial Owners and Management, page 149

      1. Comment:

      We note your response to prior comment 48 and reissue the comment with respect to Domain Partners IV, L.P.

      Response:

      As requested, we have added disclosure in footnote 3 to identify the natural persons who beneficially own shares held by Domain Partners IV, L.P.


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Securities and Exchange Commission
August 10, 2006
Page 2


Item 22.  Undertakings, page II-2

      2. Comment:

      We note your response to prior comment 55. Please include the undertakings required by Items 512(a)(3), (5)(ii) and (6) of Regulation S-K.

      Response:

      We have added the undertakings that you requested.

Exhibit 8.1

      3. Comment:

      We note your response to prior comment 58 and will review the opinion when filed with your next amendment.

      Response:

      As requested, the opinion of Reed Smith LLP has been revised to remove the limiting language in the last paragraph. The opinion of Reed Smith is attached to Amendment No. 2 filed herewith as Exhibit 8.1.

                                      * * *

      If you have any questions regarding this letter, please feel free to contact me at (612) 343-2160, Amy Schneider at (612) 340-2971 or Jenna Hannigan at (612) 492-6118.

                                              Sincerely,

                                              /s/ Theodore C. Cadwell, Jr.

                                              Theodore C. Cadwell, Jr.